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Exhibit 99(a)(8)

From:	Sue Aulenbacher
Sent:	Friday, January 23, 2004 3:29 PM
To:	Sue Aulenbacher
Cc:	Greg Robbins
Subject:	Option exchange program confirmation

        Thank you for your participation in the Veeco Stock Option Exchange Program which ended on January 20, 2004. The options you submitted for exchange have been accepted for cancellation and you will receive a grant of new options in accordance with the terms of the offer. You can view your final election by clicking on the following link and scrolling down to the confirmation section under the article.

        https://www.myveeco.com/xxx....xxxx located on myVeeco.com.

        Please remember that, since the election period has ended, no further changes to your election can be made.

Regards,

Sue Aulenbacher
Vice President, Human Resources
Phone: XXX-XXX-XXXX ext. XXXX
Fax: XXX-XXX-XXXX

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  Exhibit 99(a)(8)